SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT


                        Pursuant to Section 15 (d) of the
                       Securities and Exchange Act of 1934

                      For the year ended December 30, 2001


       A. Full title of the plan and the address of the plan if different from that of the issuer named below:


                     AMENDED AND RESTATED CRANE CO. SAVINGS
                               AND INVESTMENT PLAN


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                    CRANE CO.
                            100 First Stamford Place
                           Stamford, Connecticut 06902

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS


                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS
Statements of Net Assets Available for
         Benefits as of December 30, 2001 and 2000                            2
Statements of Changes in Net Assets
         Available for Benefits for the years
         ended December 30, 2001 and 2000                                     3
Notes to Financial Statements                                                 4

SUPPLEMENTAL SCHEDULES

   SCHEDULE H, Line 4i - SCHEDULE OF ASSETS HELD FOR
         INVESTMENT PURPOSES AS OF DECEMBER 30, 2001                         11

   SCHEDULE H, Line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
         FOR THE YEAR ENDED DECEMBER 30, 2001                                12

Exhibit 23.1 - Consent of Independent Auditors                               13

INDEPENDENT AUDITORS' REPORT

Amended and Restated Crane Co. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the "Plan") as of December 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 30, 2001 and (2) reportable transactions for the year ended December 30, 2001 are presented for the purpose of additional analysis and are not a required part of the basic 2001 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.



Deloitte & Touche LLP


Stamford, Connecticut
June 25, 2002

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 30, 2001 AND 2000
                                                             2001               2000
                                                  ----------------    ---------------
ASSETS

INVESTMENTS, AT FAIR VALUE:

Crane Co. Stock Fund                                  $44,839,383        $49,573,899
Huttig Stock Fund                                       1,624,344          1,268,150
Prudential Jennison Growth Fund Z                      13,998,523         15,651,828
Prudential Stock Index Fund Z                           7,455,921          7,748,731
Wells Fargo Stable Return Fund                         24,108,248         20,272,641
Fidelity Advisors Growth Opportunities Fund T          13,420,313         17,435,590
Oppenheimer Enterprise Fund A                           1,950,638          3,546,900
Putnam International Growth Fund A                      3,469,248          2,586,303
Dreyfus Premier Balanced Fund A                         6,439,378          7,077,266
MFS Mid-Cap Growth Fund A                               2,708,387                  -
Fidelity Advisor Dividend Growth      Fund T            2,052,143                  -
Loan Fund                                               3,434,224          3,431,163
                                                  ----------------    ---------------
Total investments                                     125,500,750        128,592,471
                                                  ----------------    ---------------


RECEIVABLES:
Company contributions (Crane Co. Stock Fund)               174,415           107,282
Employee contributions                                    841,811            818,686
Employee loan payments                                    121,977            122,235
Total receivables                                       1,138,203          1,048,203

Total assets                                          126,638,953        129,640,674


NET ASSETS AVAILABLE FOR BENEFITS                    $126,638,953       $129,640,674

See notes to financial statements.


AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 30, 2001 AND 2000
----------------------------------------------------------------------------------- -----------------------
                                                                    2001                     2000
CONTRIBUTIONS:
Employee                                                               $10,642,098             $10,312,837
Crane Co. (Crane Co. Stock Fund)                                         3,388,229               3,008,803
   Total contributions                                                  14,030,327              13,321,640

(LOSS) EARNINGS ON INVESTMENTS, NET:
Interest and dividends                                                   1,281,111               1,368,464
Net(depreciation) appreciation in fair value of investments            (11,753,768)
                                                                                                 6,167,397
   Total(loss) earnings on investments, net                            (10,472,657)              7,535,861

Distributions to participants                                          (12,179,417)            (18,074,372)
Rollovers and transfers from other plans                                 5,686,401               1,602,213
Administrative and other                                                   (66,375)                 31,605

Net (decrease) increase in net assets available for benefits
                                                                       (3,001,721)               4,416,947

Net assets available for benefits
 Beginning of year                                                     129,640,674             125,223,727

Net assets available for benefits
 End of year                                                          $126,638,953            $129,640,674



See notes to financial statements.


AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN
 The following is a brief description of the Amended and Restated Crane Co. Savings and Investment Plan (the "Plan"). Participants should refer to the Plan agreement and amendments for more complete information.

     A. General - The Plan is a defined contribution plan covering certain United States employees of Crane Co. and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     B. Plan Amendments - The Plan was amended effective January 1, 1997 designating the portion of the Plan invested in Company Stock consisting of (a) Contributing Company matching contributions, which are invested in Company Stock through the Company Matching Contribution Stock Fund and (b) Participants' Deferred Savings contributions that participants have elected to invest in the Crane Co. Stock Fund, as an Employee Stock Ownership Plan, as defined in
          Section 4975 of the Internal Revenue Code. Effective June 1, 1997, employees are eligible to participate in the Plan on the first day of the month coinciding with or following their date of hire.

     C. Administration of the Plan - The authority to manage, control and interpret the Plan is vested in the Administrative Committee of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the "named Fiduciary" within the meaning of the Employee Retirement Income Security Act of 1974.

     D. Participation - Subject to certain conditions, United States employees of Crane Co. and eight of its subsidiaries: Dyrotech Industries; Kemlite Company Inc.; Cochrane Inc.; Crane Capital Corp.; Unidynamics St. Louis Inc.; Xomox Corporation (effective June 2001); and Mark Controls Corporation (collectively, the "Employer") are eligible to participate in the Plan following completion of one year of service, as defined in the Plan document. Employees are eligible to participate in the Plan on the first day of the month coinciding with or following their date of hire.

     E. Contributions and Funding Policy - Participants may elect to contribute to the Plan from two to sixteen percent of their annual compensation. In addition, the contribution limit for highly compensated employees, those whose 2001 earnings equal or exceed $80,000, is seven percent. Contributions are invested in funds selected by the participant. The Company contributes on a matching basis an amount equal to 50 percent, of up to the first six percent of each participant's deferred savings, which is invested in the Company Stock Fund. In accordance with the Internal Revenue Code, participant pretax contributions could not exceed $10,500 in 2001 and 2000.

     F. Expenses - Administrative expenses of the Plan (except those associated with the Crane Co. Stock Fund and the Huttig Stock Fund) are paid by the Employer. In addition personnel and facilities of the Employer used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund and the Huttig Stock Fund are paid by the respective funds through automatic unit deductions. Participant loan fees are paid by the participant through automatic deductions.


     G. Vesting - Employee contributions are 100 percent vested. Vesting for employer contributions are as follows:


                        Years of Service                    Vested Interest
           Less than 1 year                                      None
           1 year but fewer than 2                                20%
           2 years but fewer than 3                               40%
           3 years but fewer than 4                               60%
           4 years but fewer than 5                               80%
           5 years or more                                       100%

          Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

     H. Distributions - A participant whose employment with the Company terminates can elect to receive all vested amounts, subject to applicable tax law. A participant may apply to the Administrative Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant's Company contribution portion which is not vested at the time of termination of employment is forfeited and used to reduce future Company contributions.

     I. Plan Termination - The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant in benefits earned to such date, to the extent then funded, is fully vested and non-forfeitable. Subject to the requirements of the Internal Revenue Code, the Board of Directors shall thereupon direct either (i) that the Trustee continues to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) that the Trustee immediately distribute to each participant all amounts then credited to their account as a lump sum.

     J. Tax Status - The Plan received a determination letter dated March 3, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (the "Code"). The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


     K. Rollovers and Transfers from Other Plans - Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

     L. Participant Loan Fund - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfers between the investment fund and the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus 2 percent. Principal and interest are paid ratably through regular payroll deductions.

2. SUMMARY OF ACCOUNTING POLICIES
   The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan.

     A. Investment Funds The Plan provides the following funds in which participants can elect to invest their Plan assets:

          Crane Co. Stock Fund - Invests in common stock of Crane Co.

          Huttig Stock Fund - This fund was created for the purpose of receiving the distribution on December 16, 1999, of the common shares of Crane's wholly-owned subsidiary, Huttig Building Products Corporation (the "Huttig Distribution") which was distributed pro rata to holders of record of Crane Co. common stock at the close of business on December 8, 1999.

          Upon the Huttig distribution, participants became 100% vested in their shares of Huttig and persuant to the Plan as amended, a participant could continue to hold those shares in the "Huttig Stock Fund", (which permits no additional contributions) or direct the Plan Trustee to transfer all or a portion of the Huttig Stock Fund to any of the other ten investment options presently offered under the Plan.

          Participants may not direct future contributions into the Huttig Stock Fund or transfer investments into this fund from any other investment program.

          Prudential Jennison Growth Fund Z - Consists of a diversified portfolio of equity securities seeking to provide long-term capital growth. The fund normally invests at least 65% of assets in equities issued by companies with market capitalizations exceeding $1 billion. The sub-advisor seeks companies that it believes are attractively valued and have demonstrated earnings and sales growth and high returns on equity and assets. It may invest up to 20% of assets in foreign securities.

          Prudential Stock Index Fund Z - Seeks to replicate the performance of the S&P 500 index. The fund normally invests up to 80% of assets in securities listed on the S&P 500 index. It intends to purchase all 500 securities in the same proportions as they are represented on the index. The fund seeks to achieve a .95 correlation with the index. It may invest the balance of assets in other equity-related securities, U.S. government debt, put and call options on securities and stock indicies, and futures contracts on stock indicies and options.

          Wells Fargo Stable Return Fund - Consists of a diversified portfolio of assets issued by highly-rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies such as: guaranteed investment contracts, bank investment contracts, corporate bonds, U.S. Treasury/Agency Securities, mortgage related securities and asset backed securities.

          Fidelity Advisors Growth Opportunities Fund T - Consists of a diversified portfolio of equity securities seeking to provide long-term capital growth. The fund normally invests at least 65% of assets in equity securities of companies that management believes have long-term growth potential. It may also purchase fixed-income securities. The fund may invest without limit in foreign securities.

          Oppenheimer Enterprise Fund A - Consists of a diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of companies with market capitalizations at or below $500 million. It may invest the remaining assets in companies with larger market capitalizations. The fund may invest without limitations in foreign securities. It may invest in investment-grade debt securities.

          Putnam International Growth Fund A - Consists of a diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of companies located outside the United States. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes to be undervalued. The fund may invest in both developed and emerging markets.

          Dreyfus Premier Balanced Fund A - The fund normally invests 60% of assets in common stocks and 40% in investment-grade bonds. It can invest up to 75% and as little as 40% of assets in stocks, and up to 60% and as little as 25% of assets in bonds. The fund invests in a diversified mix of stocks and investment grade bonds of both U.S. and foreign issuers. It may invest in derivative instruments, such as options and futures.

          MFS Mid-Cap Growth Fund A - Consists of a diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of medium market capitalizations. Management determines market capitalization by selecting companies that fall within the range of the Russell MIDcap Growth index. It may invest up to 20% in debt rated below BBB and up to 35% of assets in foreign securities.

          Fidelity Advisor Dividend Growth Fund T - Consists of a diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in companies that the advisor believes have either the potential for dividend growth or commencing dividends. It may invest in securities of either domestic or foreign issuers. The fund may invest in either growth stocks or value stocks or both.

     B. Investment Valuation - Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Crane Co. Stock Fund and Huttig Stock Fund are valued at the quoted market price of the respective companies common stock. Participant loans are valued at cost, which approximates fair value.

Below are the investments whose fair value individually represented 5 percent or more of the Plan's net assets as of December 30, 2001 and 2000:

                                                       2001                                 2000
                                       ----------------- -----------------     --------------- ---------------
                                           Shares/Units      Market Value        Shares/Units     Market Value
                                       ----------------- -----------------     --------------- ---------------
Crane Co. Stock Fund                          1,745,347       $44,839,383           1,743,258      $49,573,899
Prudential Jennison Growth Fund Z               928,284       $13,998,523             859,047      $15,651,828
Prudential Stock Index Fund Z                   288,542        $7,455,921             263,473       $7,748,731
Wells Fargo Stable Return Fund                  774,871       $24,108,248             689,715      $20,272,641
Fidelity Advisors Growth Opportunities
    Fund T                                      461,338       $13,420,313             510,559      $17,435,590
Dreyfus Premier Balanced Fund A                 491,931        $6,439,378             485,076       $7,077,265

     C. Investment Transactions and Investment Income - Investment transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year.

     D. Distributions to Participants- Benefit payments are recorded when paid.

     E. General - The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3. PARTIES-IN-INTEREST
     The Plan has investments and transactions with parties-in-interest, those parties being Prudential Trust Company (the Trustee), Crane Co. and participants with loan balances.


4. SUBSEQUENT EVENT
     On February 1, 2002, the Crane Pumps & Systems Savings and Investment Plan merged into the Crane Co. Amended and Restated Savings and Investment Plan. The total assets transferred were $8,692,390.

SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



ADMINISTRATIVE COMMITTEE OF THE
AMENDED AND RESTATED CRANE CO.
SAVINGS AND INVESTMENT PLAN



                              /s/G. A. Dickoff
                                   G. A. Dickoff

                            /s/A. I. duPont
                                   A. I. duPont

                            /s/E.  Kopczick
                                   E.  Kopczick

                            /s/Z. A. Weinberger
                                   Z. A. Weinberger







Stamford, CT
June 25, 2002

                                       AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
                                  SCHEDULE H, Line 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 30, 2001


    Identity of Issue                                  Shares              Cost        Market Value

Crane Co. Stock Fund*                                1,745,347       $32,484,088        $44,839,383
Huttig Stock Fund                                      266,286         1,063,379          1,624,344
Prudential Jennison Growth Fund Z*                     928,284        19,245,994         13,998,523
Prudential Stock Index Fund Z*                         288,542         8,608,891          7,455,921
Wells Fargo Stable Return Fund                         774,871        22,037,932         24,108,248
Fidelity Advisors Growth
  Opportunities Fund T                                 461,338        20,803,208         13,420,313
Oppenheimer Enterprise Fund A                          138,737         4,145,033          1,950,638
Putnam International Growth Fund A                     175,836         4,304,131          3,469,248
Dreyfus Premier Balanced Fund A                        491,931         7,451,334          6,439,378
MFS Mid-Cap Growth Fund A                              244,439         2,823,073          2,708,387
Fidelity Advisor Dividend Growth Fund T
                                                       173,910         2,063,638          2,052,143
Loans to Participants*-
Loans have interest rates ranging from 8.0%
to 11.5% and mature in 2002 through 2011.                  -           3,434,224          3,434,224
                                                                     -----------       ------------
                                                                    $128,464,925       $125,500,750



* Represents a party-in-interest to the plan.




                                       AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
                                        SCHEDULE H, Line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                  FOR THE YEAR ENDED DECEMBER 30, 2001
                             Cost of Assets          Proceeds          Cost of Assets Sold
                                Purchased              From                                       Net Gain
        Identity of Issue                             Sales

 Series of Transactions
 Crane Co. Stock Fund*           $3,632,187        $5,590,823                 $3,632,187          $1,958,637


     *Represents a party-in-interest to the plan.


                                                                   Exhibit 23.1


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No 33-22700 on Form S-8 of Crane Co. of our report dated June 25, 2002 appearing in this Annual Report on Form 11-K of the Amended and Restated Crane Co. Savings and Investment Plan for the year ended December 30, 2001.

/s/ Deloitte & Touche LLP

Stamford, Connecticut
June 28, 2002